UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022.

Commission File Number: 001-40852

LUMIRADX LIMITED

(Translation of registrant's name into English)

LumiraDx Limited
c/o Ocorian Trust (Cayman) Limited
PO Box 1350, Windward 3, Regatta Office Park
Grand Cayman KY1-1108

Cayman Islands

(354) 640-0540
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Amendment to Loan Agreement

On July 18, 2022, LumiraDx Investment Limited, one of the subsidiaries of LumiraDx Limited (the “Company”), entered into a third amendment (the “Amendment”) to that certain Loan Agreement, dated March 23, 2021 (as amended from time to time, the “Loan Agreement”), with BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent, to amend the definition of “Qualifying Financing,” as used in the Loan Agreement, to mean the Company, following July 18, 2022, raising gross proceeds in an aggregate amount of at least $100.0 million (or its equivalent in another currency or currencies) through the issuance of Qualifying Equity Interests (as defined in the Loan Agreement).

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment which is attached to this Form 6-K as Exhibit 4.1.

Subscription Agreement

On July 19, 2022, the Company entered into a privately negotiated subscription agreement (the “Subscription Agreement”) with the Bill & Melinda Gates Foundation (“BMGF”), pursuant to which BMGF has agreed to subscribe for and purchase from the Company, $25.0 million of common shares, in a transaction exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), at a price equal to the price at which the Company’s common shares are being offered to the public in the Company’s proposed registered offering of common shares (the “Offering”) pursuant to the Form F-1 Registration Statement, which was filed with the Securities and Exchange Commission (“SEC”) by the Company on July 19, 2022. The purchase and sale of the common shares in the private placement transaction (the “Closing”) is subject to certain conditions, including, without limitation, a requirement that the Company shall have received gross proceeds in an aggregate amount equal to or greater than $75.0 million (or its equivalent in another currency or currencies) through the sale of common shares, excluding the proceeds to be received pursuant to the Subscription Agreement.

At Closing, the Company and BMGF will further amend and restate the letter agreement, dated July 17, 2018, as amended and restated on October 17, 2019 (the “A&R Cooperation Agreement”), the form of which is included as a schedule to the Subscription Agreement. Under the terms of the A&R Cooperation Agreement, the Company’s global access commitments to BMGF will expand to include: (i) a point of care commercialization project to support and expand the Company’s existing commitment to partner with health systems for low income people in certain countries; (ii) a commitment to utilize and expand the LumiraDx Platform (the “Platform”) technology to develop certain new global health assays; and (iii) a commitment to utilize our Platform technology to develop and commercialize certain of our technologies.

Any common shares purchased by BMGF in the private placement transaction will be “Registrable Securities” as that term is defined in the Amended and Restated Registration Rights Agreement, dated September 28, 2021, by and among the Company, CA Healthcare Acquisition Corp., CA Healthcare Sponsor LLC and certain other equityholders of the Company, and BMGF will be entitled to the registration rights set forth therein with respect to such common shares.

None of the securities referred to herein have been registered under the Securities Act, or the securities laws of any state or other jurisdiction in the United States, and may not be offered, pledged, sold, delivered or otherwise transferred, directly or indirectly, in the United States except pursuant to registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act and, in each case, in compliance with applicable other securities laws.

The foregoing descriptions of the Subscription Agreement and the A&R Cooperation Agreement do not purport to be complete and are qualified in their entirety by reference to the Subscription Agreement (which includes the form of A&R Cooperation Agreement) which is attached to this Form 6-K as Exhibit 4.2.

Cautionary Note Regarding Forward-Looking Statements

This Form 6-K contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, including statements regarding the expected private placement transaction with BMGF, whether we will consummate the Offering and the private placement, and the timing, size and use of proceeds of the Offering and the concurrent private placement described herein. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements, including, among others: general economic, political and business conditions; the effect of COVID-19 on the Company’s business and financial results; maintaining regulatory approval or clearance of tests; and those factors discussed under the header “Risk Factors” in our Registration Statement on Form F-1, filed with the SEC by the Company on July 19, 2022, in our Annual Report on Form 20-F filed with the SEC by the Company on April 13, 2022 and subsequent filings made by the Company with the SEC. Although the Company believes that it has a reasonable basis for each forward-looking statement contained in this Form 6-K, the Company cautions you that these statements are based on a combination of facts and factors currently known by it and its projections of the future, about which it cannot be certain. The Company undertakes no obligation to update or revise the information contained in this Form 6-K, whether as a result of new information, future events or circumstances or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
4.1

Third Amendment to Loan Agreement, dated July 18, 2022, by and among LumiraDx Investment Limited, as borrower, BioPharma Credit Investments V (Master) LP and BPCR Limited Partnership, as lenders, and BioPharma Credit PLC, as collateral agent (incorporated by reference to Exhibit 4.14 to the Company’s Registration Statement on Form F-1 (File No. 333-266207) as filed with the SEC on July 19, 2022).

4.2†

Subscription Agreement, dated July 19, 2022, by and between LumiraDx Limited and the Bill & Melinda Gates Foundation (incorporated by reference to Exhibit 4.19 to the Company’s Registration Statement on Form F-1 (File No. 333-266207) as filed with the SEC on July 19, 2022).

† Portions of this exhibit (indicated by brackets and asterisks) have been omitted in accordance with the rules of the SEC. The Company agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUMIRADX LIMITED
Date: July 21, 2022
	By:	/s/ Dorian LeBlanc
	Name:	Dorian LeBlanc
	Title:	Chief Financial Officer